SANGRA MOLLER LLP

Barristers & Solicitors

1000 Cathedral Place	Reply Attention of:
925 West Georgia Street		Robert Galletti
Vancouver, British Columbia
Canada V6C 3L2	Our File No.:
7338-001
Telephone: (604) 662-8808	Direct Line:
Facsimile: (604) 669-8803		(604) 692-3042
www.sangramoller.com
Email:
rgalletti@sangramoller.com

October 23, 2023

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steve Lo, Senior Staff Accountant Craig Arakawa, Accounting Branch Chief Office of Energy & Transportation

Dear Sirs/Mesdames:

Re:	ZHEN DING RESOURCES INC. (the "Company") Form 10-K for the Fiscal year ended December 31, 2022 (the "2022 10-K") Filed March 30, 2023 File No. 333-193211

We act as counsel for the Company and write in connection with the letter dated September 5, 2023 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") commenting on the 2022 10-K. On behalf of the Company, we provide the following response to your comments.

For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company's response thereto.

Form 10-K for the Year Ended December 31, 2022

Item 1A. Risk Factors

Chinese Regulations Affecting Our Company, page 8

1.	Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term ”control” (including the terms "controlling," "controlled by”, and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

January 4, 2019

Response:

In accordance with Item 105 of Regulation S-K, the Company discloses in its annual reports on Form 10-K the actual and prospective laws and regulations (collectively the "PRC Laws") through which the PRC government exercises, or may in the future exercise, oversight, intervention or control over the operations, assets, and financial governance of Company. Such PRC Laws include those governing foreign investment in mineral property or mineral processing assets, those regulating foreign currency exchange, those imposing capital ratio requirements on the distribution of dividends and other foreign remittances, and those mitigating the environmental impacts of mining and mineral processing activities. The Company’s annual disclosure also makes reference to the evolving political, economic and industrial policies, and the administrative practices of the PRC Government (collectively the "PRC Policies") —notably those related to the equitable availability of resources, permits, or due process ") — which may impact the Company’s operations and the corresponding value of its securities.

Notwithstanding the foregoing, the Company does not believe that its current business or operations are disproportionately or negatively impacted by any PRC Laws or PRC Policies. Furthermore, the Company is not aware of any direct or indirect exercise of control over its business by the PRC Government (or any agent of the PRC Government), whether through the ownership of its securities or otherwise.

The Company monitors developments in PRC Laws and PRC policies and intends to provide appropriate updates related to the PRC Laws and PRC Policies in its annual disclosure for the fiscal year ended December 31, 2023.

U.S. Regulations Affecting Our Company, page 12

2.	Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response:

The Company’s auditors, TPS Thayer, Certified Public Accountants, are headquartered at 1600 Hwy 6 Suite 100, Sugar Land, Texas 77478. As such, the Company understands that its auditors have been, for the duration of their engagement by the Company, and continue to be, subject to periodic PCAOB inspection.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 27

3.	Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the joint venture agreements in PRC. Quantify any cash flows and transfers of other assets by type that have occurred between you, your subsidiaries, and the consolidated joint ventures, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated joint ventures have made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated joint ventures, to the parent company and U.S. investors as well as the ability to settle amounts owed under the joint venture agreements.

January 4, 2019

Response:

The Company maintains a US Dollar account in Canada where it is headquartered. The Company’s wholly owned subsidiary, Z & W Zhen Ding Corporation, a California corporation, also maintains a US Dollar account. The Company’s majority owned subsidiary and operating company, Jingxian Zhending Mining Co., Ltd., maintains a Renminbi account in China. The Company has generated only nominal revenues during its recent fiscal years, including during the year ended December 31, 2022 and subsequently, and is funded almost exclusively through related party loans. Those loans are provided directly to the Company or to its subsidiaries to satisfy their respective operating requirements; therefore, there have been no recent intercompany transfers of funds between North America and China.

To date, the Company has not made any distribution of dividends or earnings to its investors and, in light of its current financial condition and limited operations, the Company does not anticipate making any such distribution in the foreseeable term. The Company anticipates that the expenses of the joint venture will continue to be funded by primarily by shareholder loan.

If the Company were to achieve net revenues, any capital distributions would be subject to the State Administration of Foreign Exchange regulation in the PRC. Subject to limited exceptions, such as the payment of interest on foreign debt, the Company may only distribute after-tax profits after: (i) recovering losses incurred in previous years; and (ii) putting aside a legal reserve, which is 10% of its after-tax profit until such a reserve reaches 50% of the registered capital of the company.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 662-8808.

Yours truly,

SANGRA MOLLER LLP

/s/ Robert Galletti

Per:

Robert Galletti